2101 Boca Raton Blvd Suite 1 Boca Raton, Florida 33431 USA	GREEN ENERGY HOLDINGS $$$$$$ (Energy Holdings International)	01-1-561-445-6531 (tel) 01-1-561-367-1725 (fax)

March 6, 2009

Jeffrey Gordon, Staff Accountant
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:       Form 8-K Item 4.01 filed February 25, 2009
File #0-52631

Dear Mr. Gordon:

In connection with the Form 8-K, filed by Green Energy Holding Corp., filed with the Securities and Exchange Commission on February 25, 2009, we are filing our response to the Staff's comment letter dated February 25, 2009.  We have made the changes suggested by the Staff so that we comply with the applicable disclosure requirements and to enhance the overall disclosure in our filing.

We have revised the language concerning the disclosure relating to the dismissal of Ronald R. Chadwick P.C. as the Company’s independent registered public accounting firm.  We expanded the disclosure relating to any adverse opinion, disclaimer of opinion, whether the opinions were qualified or modified as to uncertainty, audit scope, or accounting principles for the years ended June 30, 2008 and 2007, respectively.

We understand and acknowledge that

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the state do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have provided you with a marked copy of the Form 8-K/A1 to expedite your review.  Should you have any questions, please do not hesitate contacting me at (561) 400-1050.

Respectfully,

Green Energy Holding Corp.

/s/John Adair
John Adair, Chief Executive Officer